Contacts:

ATA Inc. Benson Tsang, CFO Phone: +86 10 6518 1122 extension 5107 Email: bensontsang@ata.net.cn	Kathy Li	Christensen Phone: +1 212 618 1978 Email: kli@christensenir.com
Tom Myers Phone: +86 139 1141 3520 Email: tmyers@christensenir.com

FOR RELEASE AT 5:00 p.m. EST (NY) ON FEBRUARY 21, 2011
(which is also 6:00 a.m. on February 22, 2011 in Beijing)

ATA Announces Unaudited Results for the Third Quarter of Fiscal Year 2011

NEW YORK, February 21, 2011 — ATA Inc. (“ATA” or the “Company”, NASDAQ: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced unaudited financial results for its fiscal third quarter 2011 ended December 31, 2010 (“Third Quarter 2011”).

Third Quarter 2011 Highlights

•	Net revenues increased by 77.8% year-over-year to RMB135.9 million (US$20.6 million). Revenues exceeded ATA’s guidance for Third Quarter 2011 of RMB111 million to 115 million.

•	Gross profit increased by 93.2% year-over-year to RMB73.3 million (US$11.1 million), mainly due to higher total net revenues.

•	Income from operations increased by 257.7% year-over-year to RMB34.7 million (US$5.3 million).

•	Net income increased by 384.2% year-over-year to RMB31.2 million (US$4.7 million).

•	Net income excluding share-based compensation expense and foreign currency exchange gain or loss (non-GAAP) increased by 268.9% year-over-year to RMB32.2 million (US$4.9 million).

•	Basic and diluted income per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) were RMB1.44 (US$0.22). Each ADS represents two common shares of ATA.

•	Guidance is maintained for net revenues in the range of RMB280 million to RMB300 million for the fiscal year ending March 31, 2011.

•	ATA delivered 3.0 million tests during Third Quarter 2011, an increase of 100.5% from the third quarter of fiscal year 2010.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, said “As we expected, the shifts in the timing of tests into our fiscal third quarter from our fiscal second quarter this year by some of our major test sponsors resulted in very strong third-quarter to third-quarter comparisons for us.

“Most of our businesses did quite well in the quarter, meeting or exceeding expectations. Considering the performance of our traditional and new businesses and further advances in new possible contracts, including potential testing of security guards, we are very pleased with our results this quarter.”

“For example, on November 2, 2011, we held a seminar for representatives from Public Security Bureaus nationwide to provide training on the preparation, execution, and marking of the examination for security guards.  We were introduced at the seminar by the Ministry of Public Security as the provider of the examination, and we have recently commenced commercial contract discussions regarding the examination with several provinces.

“As a result of our strong third quarter, we are maintaining our previous revenue guidance for the full fiscal year 2011.

“We continue to believe that our strategy is sound, our actions effective, and our progress aligned for good long-term growth. We look forward to delivering attractive results in the years ahead, which we expect will create substantial value for our shareholders.”

Financial Results for the Third Quarter 2011

For Third Quarter 2011, net revenues were RMB135.9 million (US$20.6 million), an increase of 77.8% from the third quarter of fiscal year 2010. The increase was mainly driven by higher net revenues from testing services and test preparation and training solutions.

During Third Quarter 2011, net revenues from testing services were RMB112.9 million (US$17.1 million), an increase of 83.1% from RMB61.6 million in the same period last fiscal year. The increase was mainly due to the shift in the timing of tests delivered for the Securities Association of China and the Agricultural Bank of China from the second quarter of fiscal year 2011 to Third Quarter 2011, higher revenues from testing services provided to the China Banking Association, and higher HR Select revenues from new clients that included China Construction Bank and the Industrial and Commercial Bank of China.

Net revenues from test preparation and training solutions were RMB11.0 million (US$1.7 million) in Third Quarter 2011, an increase of 119.7% from RMB5.0 million in the same period of last fiscal year, mainly due to higher volume in online courses for the Securities Association of China and HR Select online tests for a new client, Huawei Technologies Co., Ltd.

Net revenues from test-based educational services were RMB4.6 million (US$0.7 million) in Third Quarter 2011, a decrease of 32.7% from RMB6.8 million in the same period last fiscal year, which was as expected, since the Company is not investing in this business.

Net revenues from other businesses were RMB7.5 million (US$1.1 million) in Third Quarter 2011, an increase of 151.7% from RMB3.0 million in the same period of last fiscal year, which was mainly due to miscellaneous testing related services performed for the China Banking Association.

The total number of tests delivered in Third Quarter 2011 was 3.0 million tests, an increase of 100.5% from 1.5 million tests in the third quarter of fiscal year 2010.

Gross profit was RMB73.3 million (US$11.1 million) in Third Quarter 2011, an increase of 93.2% from RMB37.9 million in the same period last fiscal year. Gross profit margin increased to 53.9% in Third Quarter 2011 from 49.6% in the same period of last fiscal year, due primarily to a price increase for tests delivered for the Securities Association of China and lower test center costs in Third Quarter 2011.

Operating expenses were RMB38.6 million (US$5.8 million) in Third Quarter 2011, an increase of 36.7% from RMB28.2 million in the same period last fiscal year.

Sales and marketing expenses increased by 90.9% year-over-year to RMB18.7 million (US$2.8 million) from RMB9.8 million, mainly due to business development meetings held during Third Quarter 2011, higher advertising and promotional efforts to grow our Test of English for International Communication (TOEIC) business, and higher commissions to our sales team aligned with revenue.

Research and development expenses increased by 23.8% year-over-year to RMB6.6 million (US$1.0 million) from RMB5.3 million. General and administrative expenses increased 1.2% to RMB13.2 million (US$2.0 million) from RMB13.1 million in the same period last fiscal year.

Income from operations was RMB34.7 million (US$5.3 million) in Third Quarter 2011, an increase of 257.7% from RMB9.7 million in the same period last fiscal year.

Net income was RMB31.2 million (US$4.7 million) in Third Quarter 2011, an increase of 384.2% from RMB6.4 million in the same period last fiscal year.

Basic and diluted income per common share were both RMB0.70 (US$0.11) in Third Quarter 2011 compared with RMB0.14 per common share in the same period last fiscal year.

Basic and diluted income per ADS were both RMB1.40 (US$0.22) in Third Quarter 2011 compared with RMB0.28 in the same period last fiscal year.

Non-GAAP Measures

Net income excluding share-based compensation expense and foreign currency exchange gain or loss (non-GAAP) totaled RMB32.2 million (US$4.9 million) in Third Quarter 2011 compared with RMB8.7 million in the same period last fiscal year.

Basic and diluted income per common share excluding share-based compensation expense and foreign currency exchange gain or loss (non-GAAP) for Third Quarter 2011 was RMB0.72 (US$0.11) compared with RMB0.19 per common share in the same period last fiscal year.

Basic and diluted income per ADS excluding share-based compensation expense and foreign currency exchange gain or loss (non-GAAP) for Third Quarter 2011 was RMB1.44 (US$0.22) compared with RMB0.38 per ADS in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this news release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Third Quarter 2011 were 22.2 million and 22.3 million. The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for the third quarter ended December 31, 2009 were 22.4 million and 22.5 million. Each ADS represents two common shares.

ATA had 44.4 million common shares outstanding on December 31, 2010, and 44.8 million common shares outstanding on December 31, 2009. The decline in the number of outstanding common shares was due to ATA’s common share repurchase program.

Test centers

As of December 31, 2010, ATA had 2,016 authorized test centers located throughout China, compared with 2,006 centers as of September 30, 2010 and 1,977 centers as of December 31, 2009.

Guidance for Fiscal Year 2011

For its fiscal year ending March 31, 2011, ATA continues to expect net revenues to be in the range of RMB280 million to RMB300 million, which would be up 14.3% to 22.4% from its net revenues in fiscal year 2010 of RMB245.0 million.

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in ATA’s Third Quarter 2011 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast

ATA will host a conference call at 8:00 a.m. Eastern Standard Time (New York) on Tuesday,
February 22, 2011, to discuss the results of its third quarter of fiscal year 2011.

Joining ATA Chairman and CEO Kevin Ma will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.

To participate in the conference call in the USA, please dial 1 866 549 1292 about 10 minutes prior to the scheduled conference call time and use the pass code 175 893#. International callers should dial +852 3005 2050 and use the pass code 175 893#. Callers in mainland China should dial 400 681 6949 and use the pass code 175 893#.

The live internet webcast of the conference call can be accessed on the investor relations section of ATA’s website at www.ata.net.cn. To listen to the webcast, please go to ATA’s website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website (www.ata.net.cn) and will remain available for 90 days.

About ATA Inc.

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.

ATA’s test center network comprised 2,016 authorized test centers located throughout China as of December 31, 2010. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner.

ATA has delivered more than 40.3 million tests, including more than 30.1 million billable tests, since ATA started operations in 1999. During a single weekend in May 2010, using its test delivery platform, ATA delivered tests to approximately 639,000 test takers for the Securities Association of China.

For further information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the fiscal fourth quarter ending March 31, 2011 and fiscal year ending March 31, 2011, statements regarding market trends, the potential growth and success of the Company’s TOEIC, HR Select, and other businesses, the Company’s potential business related to the program for testing security guards in China, and the future overall operating performance of the Company.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2010, and other filings ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2010.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2011 into U.S. dollars is included solely for the convenience of readers and has been made at the rate of RMB6.6 to US$1.00, the noon buying rate as of December 31, 2010 in the City of New York for cable transfers in RMB per US$ as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release.

ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from quarter to quarter. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and basic and diluted earnings per common share and per ADS excluding share-based compensation expense is that share-based compensation charges have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

Financial statements follow.

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2010	2010	2010

	RMB	RMB	US$

ASSETS
Current assets:
Cash	213,874,252	297,856,264	45,129,736
Accounts receivable, net	82,900,060	45,123,619	6,836,912
Inventories	2,115,220	3,443,839	521,794
Prepaid expenses and other current assets	10,184,165	6,743,535	1,021,748

Total current assets	309,073,697	353,167,257	53,510,190

Property and equipment, net	70,328,064	65,325,704	9,897,834
Goodwill	23,422,850	23,422,850	3,548,917
Intangible assets, net	23,206,591	21,051,367	3,189,601
Other assets	2,471,898	3,024,584	458,270

Total assets	428,503,100	465,991,762	70,604,812

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	52,385,674	65,581,875	9,936,647
Deferred revenues	25,837,229	25,932,697	3,929,197

Total current liabilities	78,222,903	91,514,572	13,865,844

Deferred revenues	4,673,805	4,134,927	626,504
Deferred tax liabilities	131,524	131,524	19,928

Total liabilities	83,028,232	95,781,023	14,512,276

Shareholders’ equity:
Common shares	3,418,709	3,418,709	517,986
Additional paid-in capital	485,907,507	489,713,399	74,199,000
Accumulated other comprehensive loss	(16,399,334)	(20,813,949)	(3,153,629)
Accumulated deficit	(127,452,014)	(102,107,420)	(15,470,821)

Total shareholders’ equity	345,474,868	370,210,739	56,092,536

Total liabilities and shareholders’ equity	428,503,100	465,991,762	70,604,812

ATA INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2009	2010	2010

	RMB	RMB	US$

Net revenues:
Testing services	61,643,036	112,853,448	17,099,007
Test-based educational services	6,825,646	4,596,964	696,510
Test preparation and training solutions	4,994,058	10,969,757	1,662,084
Other revenues	2,963,141	7,458,712	1,130,108

Total net revenues	76,425,881	135,878,881	20,587,709
Cost of revenues	38,495,552	62,612,929	9,486,807

Gross profit	37,930,329	73,265,952	11,100,902

Operating expenses:
Research and development	5,337,596	6,607,314	1,001,108
Sales and marketing	9,816,689	18,741,365	2,839,601
General and administrative	13,081,097	13,241,762	2,006,328

Total operating expenses	28,235,382	38,590,441	5,847,037

Income from operations	9,694,947	34,675,511	5,253,865
Interest income	195,083	302,242	45,794
Foreign currency exchange gain, net	1,452	62,939	9,536

Earnings before income taxes	9,891,482	35,040,692	5,309,195

Income tax (expense)	(3,448,995)	(3,847,306)	(582,925)

Net income	6,442,487	31,193,386	4,726,270

Basic and diluted earnings per common share	0.14	0.70	0.11

Basic and diluted earnings per ADS	0.28	1.40	0.22

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended
	December 31,	December 31,
	2009	2010

	RMB	RMB

GAAP net income	6,442,487	31,193,386
Share-based compensation expense	2,280,078	1,044,181
Foreign currency exchange gain	(1,452)	(62,939)
Non-GAAP net income	8,721,113	32,174,628

GAAP earnings per common share:
Basic and diluted	0.14	0.70
Basic
Non-GAAP earnings per common share:
Basic and diluted	0.19	0.72

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